

Mail Stop 3561

January 29, 2016

<u>Via E-mail</u>
Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, California
94105

**Re:** **The Gymboree Corporation**
**Form 10-K**
**Filed May 1, 2015**
**File No. 000-21250**

Dear Mr. Breitbard:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 15. Exhibits, Financial Statement Schedules</u>

<u>Signatures, page 102</u>

1. Please confirm that in future filings, in addition to being signed by the company's principal executive officer and principal financial officer, the report will be signed by the company's principal accounting officer or controller.  See Form 10-K, General Instruction D(2)(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc:     Kimberly Holtz MacMillan, Esq.